EXHIBIT 99.1

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Nuvei Corporation

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Nuvei Corporation and its subsidiaries (together, the Company) as of December 31, 2021 and 2020, and the related consolidated statements of profit or loss and comprehensive income or loss, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502

“PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit Committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements; and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Valuation of technologies and partner and merchant relationships intangible assets acquired in the Base Commerce LLC (Base), Mazooma Technical Services Inc. (Mazooma), and SimplexCC Ltd. (Simplex) business combinations
As described in note 4 to the consolidated financial statements, the Company completed the business combinations of Base, Mazooma, and Simplex in 2021 for a total consideration of $437.8 million which resulted in intangible assets of $136.3 million related to technologies and $117.8 million related to partner and merchant relationships. To estimate the fair value of the intangible assets, management uses the royalty relief method to value technologies and the excess earnings method to value partner and merchant relationships using discounted cash flow models. Management applied judgment in estimating the fair value of intangible assets acquired, which involved the use of assumptions with respect to revenue and gross margin forecasts, partner and merchant attrition rates, royalty rates and discount rates.
The principal considerations for our determination that performing procedures relating to the valuation of technologies and partner and merchant relationships intangible assets acquired in the Base, Mazooma, and Simplex business combinations is a critical audit matter are (i) the high degree of auditor judgment and subjectivity in performing procedures relating to the fair value of these intangible assets acquired due to the judgment by management when developing the estimates; (ii) the significant audit effort in evaluating the assumptions related to revenue and gross margin forecasts, partner and merchant attrition rates, royalty rates and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) reading the purchase agreements; and (ii) testing management’s process for estimating the fair value of the technologies and partner and merchant relationships intangible assets acquired in the Base, Mazooma and Simplex business combinations. Testing management’s process included evaluating the appropriateness of the valuation methods and models, testing the completeness and accuracy of underlying data provided by management, and evaluating the reasonableness of the assumptions, including revenue and gross margin forecasts, partner and merchant attrition rates, royalty rates and discount rates. Evaluating the reasonableness of assumptions used by management related to revenue and gross margin forecasts and partner and merchant attrition rates involved considering the current and past performance of the acquired businesses, similar prior business combinations made by the Company, and consistency with third party information. The reasonableness of the royalty rates was evaluated by considering comparable prior business combinations made by the Company and industry data. Professionals with specialized skill and knowledge were used to assist us in evaluating the appropriateness of management’s methods, models, and the reasonableness of the discount rates.

/s/ PricewaterhouseCoopers LLP1

Montréal, Canada
March 8, 2022

We have served as the Company’s auditor since 2005.

1 CPA auditor, CA, public accountancy permit No. A111799